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                          July 3, 2023

       Anders M. Tomson
       President and Chief Executive Officer
       Chemung Financial Corporation
       One Chemung Canal Plaza
       Elmira, New York 14901

                                                        Re: Chemung Financial
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed June 22, 2023
                                                            File No. 333-272829

       Dear Anders M. Tomson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Madeleine Mateo at 202-551-3465 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Benjamin M. Azoff, Esq.